CANNEX AND 4FRONT COMPLETE MERGER, CREATING 4FRONT
VENTURES (NEW TRADING SYMBOL: CSE: FFNT)

4Front Ventures is built upon battle-tested operating capabilities, experienced and aligned leadership, a strategic, multi-state asset base, and a commitment to being a magnet for talent.

VANCOUVER, BC, and PHOENIX, AZ, July 31, 2019 – Cannex Capital Holdings Inc. (CSE: CNNX; OTCQX: CNXXF) ("Cannex") and 4Front Holdings LLC ("4Front") announce the closing of their merger and the creation of 4Front Ventures Corp. ("4Front Ventures").

  New Ticker Symbol – FFNT. 4Front Ventures will trade on the Canadian Securities
  Exchange ("CSE") under the new ticker "FFNT," beginning on Tues., Aug. 6, 2019.
  To allow for current Cannex’s shareholders brokerage records to update with the new FFNT shares, CNNX will not trade on Aug. 1 and 2, 2019. This updating is outside of Cannex's or 4Front Ventures' control. If shareholders' records are not updated by Aug. 6, they should contact their brokerage for more information.
  As a newly created issuer, 4Front Ventures will immediately pursue an OTC Markets quotation, and will advise as updates on the process are available. During this time, it is anticipated that Cannex's OTCQX quotation (OTCQX: CNXXF) will be withdrawn until 4Front Ventures’ registration is complete.
  A conference call for investors will be held by Josh Rosen, co-founder and CEO of 4Front, and continuing CEO of 4Front Ventures, on Fri., Aug. 2, at 11 a.m. ET (details below).

The CSE has confirmed that 4Front Ventures, which now owns and operates the assets of Cannex and 4Front, will begin trading on Aug. 6, 2019, under the ticker symbol "FFNT," and will issue a confirmatory bulletin shortly. A company conference call hosted by Josh Rosen, co-founder and CEO of 4Front, who will continue to serve as CEO of 4Front Ventures, will be held on Fri., Aug. 2, at 11 a.m. ET (details below).

The merger combines Cannex’s large-scale cultivation and manufacturing capabilities, as demonstrated by its portfolio of successful product brands, with 4Front’s existing strategic asset base and its long-standing retail, regulatory, and growth capabilities. The result is a cannabis company built for the long haul.

"This is a marriage of complementary teams and skill sets," Rosen said. "The 4Front team traces its retail heritage to Harborside, an industry pioneer and one of the most well-respected cannabis dispensaries in the country, while the Cannex leadership team has done a remarkable job developing production capabilities that have enabled its brands to sustain market leadership in a highly competitive Washington State market."

Rosen added: "With this merger complete, 4Front Ventures now has a tremendous base from which to rapidly expand within new and existing markets by applying what we’ve learned in the most competitive market in the country. While we have been diligent at growing our footprint when it made sense, we’ve invested as much time and effort into building a team and systems that are both necessary and able to successfully scale operations. As we have seen in the market up to today, acquiring assets is easy; it’s operating them that’s hard."

Highlights of 4Front Ventures

Battle-tested operating capabilities

Cannex production heritage in Washington – its strategic operating tenant, Northwest Cannabis Solutions ("NWCS"), manufactures more than 100,000 cartridges, 200,000 edible packs, and 200,000 prerolls per quarter

Cannex brands hold the #2 market position in flower sales in Washington State and have similar leadership positions across infused product categories, with over twenty brands supporting 300 product SKUs for NWCS

4Front’s retail heritage traces back to Harborside in 2011 – it has helped stand up, staff and operate more than 20 dispensaries in nine states since 2011
4Front’s regulatory expertise stems from its initial advisory and licensing business; its regulatory team has helped secure more than 60 operating licenses across 10 states

Strategic, multi-state asset base
4Front Ventures has organized its business into three divisions: Brightleaf (production), Mission (retail), and Pure Ratios (wellness).

Brightleaf will immediately oversee six cultivation and manufacturing facilities in Washington, Illinois and Massachusetts. The company also has the licenses in place to develop product manufacturing facilities in Arizona and California.

Mission currently operates 11 cannabis dispensaries in seven states. The company expects it will organically own, operate, or manage 12 retail locations by the end of 2019.
Pure Ratios sells wellness products that marry cannabinoids with traditional Eastern Medicine ingredients, as well as a line of hemp-derived CBD products sold nationwide.
Business development team prioritizing organic new market opportunities and potential acquisition prospects possessing differentiated operating capabilities

Experienced and aligned leadership
Since inception, 4Front’s leadership has invested >US$8 million alongside outside investors
Strategic and invested leadership with a great mix of industry OGs[1] and emerging industry talent
Josh Rosen, CEO of 4Front Ventures

____________________________________
1 O.G., or original gangster [oh-jee] or [uh-rij-uh-nl gang-ster]: According to dictionary.com, "OG is a slang term for someone who's incredibly exceptional, authentic, or ‘old-school.’"

º	Leo Gontmakher, COO of 4Front Ventures, President of Brightleaf (Production), founder of NWCS
º	Kris Krane, President of 4Front Ventures
º	Leise Rosman, Chief Growth Officer of 4Front Ventures º Glenn Backus, President of Mission (Retail)
º	Chad Conner, CEO of Pure Ratios (Wellness, including hemp-derived CBD)

Deep bench of operating talent with tenure, examples include:
º	Dannie Yi — Extraction guru working with Leo since NWCS inception
º	Moisey Fokina — Facility design and optimization lead since NWCS inception
º	Ilya Rudnev — Master confectioner at NWCS since inception º Don Schaefer — Sweetgreen alum joined 4Front in January 2014
º	Leah Heise — Regulatory compliance attorney, former CEO of Women Grow

Commitment to being a magnet for talent
People are our most important asset – 4Front Ventures employs approximately 300 people and over 550 when including strategic partners such as NWCS

"Since our founding as an advisory firm helping companies win licenses and open dispensaries, we have taken our industry leadership seriously," said Kris Krane, 4Front’s co-founder and President, and President of the new 4Front Ventures. "We have invested heavily in our team, including the development of a retail staff training curriculum that’s expanded considerably, and more recently production-staff and leadership training programs to allow us to more efficiently scale the human capital leading and operating our existing and future operations. My favorite compliment to receive from peers is how much they appreciate interacting with our team."

Additional Management Commentary

Anthony Dutton, CEO of Cannex and becoming Managing Partner, 4Front International for 4Front Ventures:

"In 4Front, Cannex has found a company that shares our belief that operations matter. Both companies have invested heavily in operations and building systems that will scale to new and expanding markets. Applying those capabilities and executing on the growth opportunities ahead of us will go far in optimizing shareholder value."

Leo Gontmakher, COO of Cannex, COO at the new 4Front Ventures, and President of Brightleaf, the company’s production arm:

"We announced this merger back in November, so our respective teams have had plenty of time to work together on strategy and how best to approach current and future opportunities. We are now ready to hit the ground running, together and seamlessly," Gontmakher said. "At Cannex, our foundation is knowing how to efficiently produce quality, popular products. That foundation paid off, even as the Washington market became more competitive. Cannex’s brands continued their success by increasing share, with NWCS largely offsetting pricing pressure with increased volume and efficiencies. Because of our experience, we have solved and iterated on solutions to problems our competitors in nascent markets haven’t even contemplated yet.

"Despite this transaction taking substantial time to close, we have been hard at work preparing to introduce Cannex products into new markets, starting with Massachusetts, and I look forward to sharing our progress soon."

Board of the Resulting Issuer

The board of directors of the resulting issuer is comprised of five directors: Rosen; Gontmakher; Dutton; David Daily, founder and CEO of Gravitron LLC; and Eric Rey, founder and former CEO of Arcadia Biosciences Inc. Biographies of all directors and officers of the resulting issuer can be found online (link) or in the listing statement, which is available on www.thecse.com.

Strategic Asset Base

Brightleaf (Production)

First Generation: Tumwater, Wash. — Construction complete in 2014. 72,000 sq. ft. cultivation facility with 2018 yields reported at >350 grams per canopy square foot by NWCS. An additional 56,500 sq. ft. of processing space that manufactures more than 100,000 cartridges, 200,000 edible packs, and 200,000 prerolls per quarter by NWCS

Second Generation: Elma, Wash. — Construction complete in 2016. 60,000 sq. ft. cultivation facility with 2018 yields reported at >400 grams per canopy square foot by its operating partner
Third Generation:
Georgetown, Mass. — 67,000 sq. ft. facility that includes cultivation and manufacturing
Worcester, Mass. — 21,700 sq. ft. facility that includes cultivation and manufacturing
Elk Grove Village, Ill. — 94,000 sq. ft. building that includes cultivation and manufacturing
Commerce City, Calif. —190,000 sq. ft. manufacturing facility under development

Mission (Retail)
Massachusetts — Three dispensaries licensed for medical operations, with adult use expansions pending; additional Mission stores in the works through brand licensing agreements
Illinois — One dispensary with additional location in the queue after passage of adult-use bill
Pennsylvania — One dispensary operating, with two additional locations licensed and under development
Maryland — Three dispensaries operating under licensing agreements; one dispensary to open pending regulatory inspection

Arkansas – One dispensary operating, with two additional locations licensed and under development
Arizona — One dispensary
Michigan — One dispensary

Pure Ratios
Proprietary formulations created by longtime practitioners of Eastern medicine

Additional Details on the Merger

The merger was completed by way of a plan of arrangement agreement under the British Columbia Business Corporations Act (the "Arrangement Agreement"). Pursuant to the terms of the Arrangement Agreement, the former owners of 4Front exchanged, through a series of transactions, their respective interests in 4Front in exchange for a total of 340.4 million shares in the resulting issuer when calculated as if all share classes were converted to Subordinate Voting Shares. Upon the closing of the Arrangement Agreement, the resulting issuer would have a basic total of 530.9 million shares, when calculated as if all share classes were converted to Subordinate Voting Shares, and a fully diluted total of 635.4m shares when calculated on the same basis. For further details regarding the resulting issuer’s share structure, the rights of various share classes, and further details regarding the Arrangement Agreement, please see the resulting issuer’s listing statement, available at www.thecse.com. In addition, see Cannex’s information circular dated March 19, 2019, and filed under Cannex’s SEDAR profile (www.sedar.com) on March 27, 2019.

Additionally, the holders of Multiple Voting Shares (as described in the listing statement and information circular referred to above), which, in aggregate, hold greater than 60% of voting control of the resulting issuer, have executed a Coattail Agreement with the resulting issuer and the Transfer Agent of the resulting issuer (Alliance Trust Company), which provides certain additional rights to Subordinate Voting Shares. Primary among these rights is the ability to "tag along" if there is a bid made for solely Multiple Voting Shares. Further details are available under 4Front Ventures’ SEDAR profile (www.sedar.com).

Letter of Transmittal

If you hold Cannex common shares or Cannex Class A restricted voting shares (together, the "Cannex Shares") through a broker or other person, please contact that broker or other person for instructions and assistance in receiving the resulting issuer shares in respect of such Cannex Shares. If you are a registered Cannex shareholder, you should complete and return the letter of transmittal for the merger (the "Letter of Transmittal") with the certificate(s) or DRS Statement(s) representing your Cannex Shares and other required documents and instruments, to the depositary, Alliance Trust Company, in accordance with the instruction set out in the Letter of Transmittal so the consideration for your Cannex Shares can be sent to you as soon as possible. The Letter of Transmittal contains other procedural information related to the merger and should be reviewed carefully. A copy of the Letter of Transmittal was filed under Cannex’s SEDAR profile on March 27, 2019. If you have any questions or require more information regarding the procedures for completing the Letter of Transmittal, please contact the depositary, Alliance Trust Company, at (403) 237-6111 or 1-877-537-6111 (Toll Free). You can also email the Depositary at inquiries@alliancetrust.ca.

Conference Call Details

4Front Ventures will hold its first conference call for investors on Fri., Aug. 2, at 11 a.m. ET. Join by dialing 1-877-407-0792 toll free from the United States or Canada or 1-201-689-8263 if dialing from outside those countries.

If you’re unable to join Friday’s call, it will be available until Aug. 9 for replay by dialing 1-844-512-2921 toll free from the United States and Canada, or 1-412-317-6671 if dialing from outside those countries, and using this replay pin number: 13693368.

About Cannex Capital Holdings Inc.
Cannex has operational expertise in premium indoor cannabis cultivation, extraction, manufacturing, and branding of cannabis edible and derivative products. Through its wholly-owned subsidiaries, Cannex leverages this operational expertise to provide a wide range of services to operating cannabis companies, including real estate, management, financial, branding and IP licensing. Cannex subsidiary Pure Ratios is a wellness company focused on formulating products which combine cannabinoids with traditional and holistic ingredients. Cannex also owns BrightLeaf Development LLC which holds real estate assets, property leases, brands and intellectual property, and material supply agreements with Superior Gardens LLC (d/b/a Northwest Cannabis Solutions), Washington State’s and the Pacific Northwest’s largest full-line cannabis producer/processor, as well as 7Point Holdings LLC, another Washington State licensed cannabis producer/processor. Based in Vancouver, BC, Cannex is managed by a team of experienced industry and capital markets experts who are committed to aggressive, cost-effective growth.

About 4Front Holdings LLC
4Front is a cannabis company designed for long-term success and built upon battle-tested operating capabilities, experienced and aligned leadership, a strategic asset base, and a commitment to being a magnet for talent. From plant genetics to the cannabis retail experience, 4Front’s team can apply expertise across the value chain. 4Front has invested heavily to assemble a comprehensive collection of management skills and hands-on operating expertise to capitalize on the unique growth opportunity being afforded by the increased legalization of cannabis.

Cannex Capital Holdings Inc.
Anthony Dutton, CEO
604-649-7787
Email: adutton@cannexcapital.com
Website: www.cannexcapital.com

Media Contact for 4Front Ventures
Anne Donohoe / Nick Opich
KCSA Strategic Communications

adonohoe@kcsa.com / nopich@kcsa.com
212-896-1265 / 212-896-1206

This news release was prepared by management of Cannex and 4Front, who take full responsibility for its contents.

The Canadian Securities Exchange ("CSE") has not reviewed and does not accept responsibility for the adequacy of this news release. Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Forward Looking Statements

Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in 4Front Ventures’ periodic filings with Canadian securities regulators. When used in this news release, words such as "will, could, plan, estimate, expect, intend, may, potential, believe, should," and similar expressions, are forward-looking statements.

Forward-looking statements may include, without limitation, statements related to future developments and the business and operations of 4Front Ventures, developments with respect to legislative developments in the United States and the proposed trading dated of the resulting issuer.

Although 4Front Ventures has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in the forward-looking statements, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended, including, but not limited to: dependence on obtaining regulatory approvals; investing in target companies or projects which have limited or no operating history and are engaged in activities currently considered illegal under U.S. federal laws; change in laws; limited operating history; reliance on management; requirements for additional financing; competition; hindering market growth and state adoption due to inconsistent public opinion and perception of the medical-use and adult-use marijuana industry and; regulatory or political change.

There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. 4Front Ventures disclaims any intention or obligation to update or revise such information, except as required by applicable law, and 4Front Ventures does not assume any liability for disclosure relating to any other company mentioned herein.